Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 12, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-4 (File No. 333-141445) and Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The following developments relate to the proposed merger between Statoil and Hydro Petroleum.

On May 25, 2007, Statoil and Norsk Hydro requested an Advance Ruling Certificate pursuant to Section 102 of the Competition Act (Canada) with respect to the proposed merger.  On June 7, 2007 such Advance Ruling Certificate was issued, and the transaction was thereby cleared under the Competition Act (Canada).

On June 8, 2007, the Norwegian Parliament voted to authorize the Norwegian Government to vote its shares to approve the merger plan at the Extraordinary General Meetings of Statoil ASA and Norsk Hydro ASA, which are scheduled to take place on July 5, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 13, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer